SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       13 November, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Interim Results - Highlights announcement made on
                 13 November, 2003



BT Group Half Year Results and Interim Report

Chairman's Statement

This continues to be a challenging year for our traditional business but our new wave businesses are delivering strong growth. Whilst investing for the future we have been able to increase earnings per share before goodwill amortisation and exceptional items for the half year by 37 per cent and generate free cash flow of GBP1.2 billion, up nearly 60 per cent.

I am pleased to report that we will be paying an interim dividend of 3.2 pence per share, 42 per cent higher than last year. We intend that this year's full year dividend will represent around 50 per cent of earnings, a year ahead of target. We are also targeting a further increase to around 60 per cent of earnings for 2005/6. In addition we will begin a share buyback programme whilst we reduce our debt towards a targeted level of around GBP7 billion in 2006/7.

Our results demonstrate our continuing ability to reduce debt, grow rewards for our shareholders and build for the future.

                                    Sir Christopher Bland, 12 November 2003

_______________________________________________________________________________

Review

The regulatory environment and lower pricing means this has been a challenging half year in which group turnover decreased by 1 per cent. Regulatory reductions on fixed to mobile termination rates account for more than half of the decline in group turnover. The continued focus on new wave initiatives generated an increase in new wave turnover of 24 per cent driven by particularly strong growth in broadband and our solutions business. This strong growth was offset by a 5 per cent decline in turnover from traditional business.

Group profit before taxation, goodwill and exceptional items increased by 26 per cent reflecting an improvement in operational efficiency, lower leavers costs, reduced operating losses in the overseas activities and a reduction in interest payable, partially offset by investment in new wave initiatives.

Earnings per share before goodwill and exceptional items were 8.5 pence, an increase of 37 per cent.

Net debt has fallen to GBP8.8 billion, 33 per cent below last year. Free cash flow generated in the first half amounted to GBP1.2 billion, an improvement of 59 per cent on last year.

The Board recommends an interim dividend of 3.2 pence per share. This will be paid on 9 February 2004 to shareholders on the register on 30 December 2003.

The Board continues to target a single "A" rating and believes that a gradual reduction in net debt to around GBP7 billion in 2006/7 is appropriate. The strong cash flow will also enable us to begin a share buyback programme funded from cash generated over and above that required to meet our debt target, after paying dividends and taking into account any acquisitions or disposals. The group will continue to invest for the future and with an efficient balance sheet enhance shareholder value.

We remain committed to our strategy and are confident in our ability to continue to deliver our key strategic goals in a challenging environment for our traditional business. Our investment in our new wave businesses and cost transformational plans provide a strong base for the future.

____________________________________________________________________


Group profit and loss account for the six months ended 30 September

(unaudited)
                                                                                2003               2002
                                                                                GBPm               GBPm
Group turnover                                                                  9,154              9,248

Group operating profit                                                          1,472              1,288

Share of operating (loss) profit of ventures                                      (7)                115

(Loss) profit on sale of investments and group undertakings                       (1)                66

Profit on sale of property fixed assets                                            1                  6

Amounts written off investments                                                    -                 (7)

Net interest payable                                                            (459)              (595)

Profit before taxation                                                          1,006               873

Taxation                                                                        (285)              (272)

Profit after taxation                                                            721                601

Minority interests                                                                 7                (11)

Profit attributable to shareholders                                              728                590

Interim dividend                                                                (278)              (194)

Earnings per share

- basic                                                                         8.4p               6.9p

- diluted                                                                       8.4p               6.8p

Earnings per share before goodwill amortisation and exceptional items

- basic                                                                         8.5p               6.2p

- diluted                                                                       8.5p               6.2p

Interim dividend per share                                                      3.2p               2.25p

Results are wholly from continuing activities.

________________________________________________________________________





Group cash flow statement for the six months ended 30 September

(unaudited)
                                                                               2003                2002
                                                                               GBPm                GBPm
Inflow from operating activities, including ventures                           2,784               2,736

Outflow for returns on investments                                              (459)               (606)
and servicing of finance

Taxation paid                                                                     (9)               (146)

Outflow for capital expenditure and financial investments                      (1,113)             (1,226)

Free cash flow before acquisitions, disposals and dividends                     1,203                 758

(Outflow) inflow for acquisitions and disposals                                   (4)                   1

Equity dividends paid                                                            (368)               (173)

Inflow before use of liquid resources and financing                               831                 586

Management of liquid resources                                                    501               1,117

Outflow from financing                                                         (1,151)             (1,469)

Increase in cash                                                                  181                 234

Decrease in net debt from cash flows                                              831                 628

__________________________________________________________________________

Group balance sheet
                                                               30 September                            31 March
                                                               2003                2002                2003
                                                                             (unaudited)
                                                               GBPm                GBPm                GBPm
Fixed assets                                                   16,145              17,171              16,661

Current assets                                                 11,099               9,354              11,556

Current liabilities                                            (9,150)             (8,764)             (9,680)

Net current assets                                             1,949                  590               1,876

Total assets less current liabilities                          18,094              17,761              18,537

Creditors: amounts falling due after more than                 12,584              15,394              13,456
one year

Provisions for liabilities and charges                         2,351               2,304               2,376

Minority interests                                                50                  67                  63

Capital and reserves                                           3,109                 (4)               2,642

                                                               18,094              17,761              18,537

___________________________________________________________________________

Notes

 1. This statement has been prepared in accordance with the accounting policies in the statutory accounts for the year ended 31 March 2003.

2     The figures for the year ended 31 March 2003 are extracts from those accounts. A copy of the statutory accounts for that year, on which the auditors have issued an unqualified report, has been delivered to the Registrar of Companies.

If you have any queries as a shareholder please call Freefone 0808 100 4141. Further information about BT and these financial results may be found on the internet at

www.btplc.com/investorcentre


BT Group plc

81 Newgate Street, London EC1A 7AJ

________________________________________________________________________

Independent Review Report to BT Group plc

Introduction

We have been instructed by the company to review the financial information which comprises the group profit and loss account, group cash flow statement, group balance sheet and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.


PricewaterhouseCoopers LLP, Chartered Accountants

London. 12 November 2003





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary, Head of Shareholder Services


Date 13 November, 2003